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Exhibit

Exhibit            Description

99                    Announcement on 2022/04/28: To announce the differences for 2021 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

Exhibit 99

To announce the differences for 2021 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

1. Date of occurrence of the event: 2022/04/28

2. Year/Quarter of the financial report: 2021/Q4

3. Accounting principles applied for securities listed domestically:

International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs)

4. Inconsistent items/amounts in financial reports for securities listed domestically:

Net income attributable to the shareholders of the parent of NT$55,780,255 thousand, basic earnings per share of NT$4.57 and diluted earnings per share of NT$4.48, total assets of NT$464,426,771 thousand, total liabilities of NT$183,223,887 thousand, and equity attributable to the parent company of NT$280,979,703 thousand.

5. Accounting principles applied for securities issued overseas:

International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board(IASB)

6. Inconsistent items/ amounts (securities issued overseas):

Net income attributable to the shareholders of the parent of NT$51,246,425 thousand, basic earnings per share of NT$4.27 and diluted earnings per share of NT$4.19, total assets of NT$450,955,341 thousand, total liabilities of NT$186,580,294 thousand, and equity attributable to the parent company of NT$264,151,866 thousand.

7. Inconsistent items/amounts in financial information for securities issued overseas:

The differences between the Company's 2021 consolidated financial statements on the basis of TIFRSs and IFRSs as issued by the IASB were primarily related to the timing of the recognition of additional income tax on unappropriated earnings and the accounting treatment of treasury stock.

8. Any other matters that need to be specified:

For more details, please refer to the 2021 Form 20-F we filed with the U.S. SEC.